

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

Yulin Wang
Chief Executive Officer
Kingsoft Cloud Holdings Limited
Kingsoft Tower, No. 33
Xiao Ying West Road, Haidian District
Beijing, 100085, the People's Republic of China

Re: **Kingsoft Cloud Holdings Limited**
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 23, 2020
CIK No. 0001795589

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Risk Relating to Our Relationships with Kingsoft Group and Xiaomi, page 44

1. We note your response to prior comments 1 and 5 that Kingsoft Group and Xiaomi are not under common control. Please, however, enhance the discussion of the risks related to your dependence on Kingsoft and Xiaomi by disclosing that Mr. Jun Lei exercises significant influence over Kingsoft Group. In this regard, we note that in addition to serving as the chairman, he appears to be the largest shareholder of Kingsoft Group.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89

2. We note under Subsequent Events on page F-79 that on December 5, 2019, the Company granted approximately 49 million shares to employees under the Share Award Scheme. On January 20, 2020, the Company granted 54 million shares to an employee under the Share Award Scheme. Please provide a forward-looking discussion of the impact of these awards on your results of operations, including quantification of the total amount of compensation expense recognized and the amount you anticipate recognizing in future periods.

Results of Operations
Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018, page 101

3. Your revised disclosure in response to prior comment 11 addresses the amounts by which average revenues per Premium Customer and the number of Premium Customers grew. Also, you continue to state that growth in public cloud services revenues and enterprise cloud services revenues was "primarily" driven by these factors. Please clarify the extent to which revenue growth has been attributable to generating additional revenues from existing customers versus acquiring new customers. In this regard, it appears that existing customers have been the primary driver of revenue growth. As part of your response, please also explain these dynamics in your discussion of the key factors that affect your results of operations.

Management
Compensation of Directors and Executive Officers, page 161

4. Please disclose compensation information for the fiscal year ended December 31, 2019. Refer to Item 6.B of Form 20-F.

Financial Statements
1. Organization and Basis of Presentation, page F-10

5. We note your response to our prior comment 17 and your modification of your statement on page F-16 with the word "additional." However, given that the contractually required amount is unlimited financial support, the two statements appear to continue to contradict each other. Please revise accordingly.

6. We note your response to prior comment 18 related to the application of the related-party tiebreaker under ASC 810. Please explain to us how the Company does not meet the criteria under ASC 810-10-25-38A on a standalone basis to be the primary beneficiary, such that the related party tiebreaker would not have to be applied. Include in your response your consideration of ASC 810-10-25-42 with respect to indirect interests held through your related party affiliate.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology

cc: Li He, Esq.